UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Segmentz, Inc.

(Exact name of Registrant as Specified in Its Charter)

DELAWARE	03-0450326
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)
18302 Highwoods Preserve Parkway Suite 100 Tampa, FL	33647
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check thefollowing box.

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registerered
COMMON STOCK, PAR VALUE $.001 PER SHARE	AMERICAN STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act: NONE

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT' S SECURITIES TO BE REGISTERED

Although Segmentz, Inc.' s (the " Company" ) common stock, par value $.001 per share, is the only class of securities to be registered in this registration statement, certain information about the authorized preferred stock is provided below because it is possible that the rights of these securities may limit or qualify the rights evidenced by, or amounts payable with respect to the common stock. The following statements relating to the capital stock of the Company are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Restated Certificate of Incorporation (the " Certificate" ) and the By-Laws of the company.

Common Stock

Segmentz, Inc., a Delaware corporation (the " Company" ), is authorized to issue 40,000,000 shares of common stock, par value $0.001 per share (the " Common Stock" ), of which 25,851,306 shares are issued and outstanding as of the date of this Registration Statement, and 9,299,879 warrants to purchase shares are outstanding (such shares which have been reserved for issue).

The holders of the Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. No dividends may be paid on the Common Stock until all accrued but unpaid dividends on the shares of Series A, B or C Preferred Stock (as described below) have been paid. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and the preference amount distributable to the holders of the shares of Preferred Stock, if any. All outstanding shares of Common Stock are fully paid and non-assessable. The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

Pursuant to the Company' s Bylaws, except for any matters, which pursuant to Delaware law require a greater percentage vote for approval, the holders of a majority of the outstanding shares of Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company' s stockholders. Except as to any matters which pursuant to Delaware law require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of the Board of Directors.

The holders of the Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware law and the Company' s Bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action.

PREFERRED STOCK

THE COMPANY IS NOT REGISTERING THE SHARES OF ITS PREFERRED STOCK FOR TRADING ON THE AMERICAN STOCK EXCHANGE, INC. THE BELOW REFERENCED DESCRIPTIONS OF DESIGNATIONS, RELATIVE RIGHTS AND PREFERENCES OF THE COMPANY' S PREFERRED STOCK ARE PROVIDED ONLY FOR THE PURPOSES OF COMPARING THE FOREGOING CHARACTERISTICS WITH THOSE OF THE COMPANY' S COMMON STOCK

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share (" Preferred Stock" ). Under the Company' s Certificate of Incorporation, additional shares of Preferred Stock may, without any action by the stockholders of the Company, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board of Directors may determine. Accordingly, the Board of Directors has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future, which could adversely affect the voting power or other rights of the holders of Common Stock.

The Board of Directors' authority to issue Preferred Stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the Company. The Company does not have present plans to issue any shares of Preferred Stock or designate any series of Preferred Stock.

ITEM 2. EXHIBITS.

List below all exhibits filed as a part of the registration statement:

NONE

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SEGMENTZ, INC	By: /s/ John S. Flynn
(Registrant)	John S. Flynn
Date: May 7, 2004	President & Chief Financial Officer